SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                          RENT-A-WRECK OF AMERICA, INC.
                 -----------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       -----------------------------------
                         (Title of Class of Securities)

                                   760098-10-3
                           --------------------------
                                 (CUSIP Number)

                                David S. Schwartz
     12333 West Pico Boulevard, Los Angeles California 90064 (310) 478-0676
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                 April 28, 1994
                 -----------------------------------------------
                          Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

                                       13D
    CUSIP NO.   760098-10-3
                -----------

================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON

                  DAVID S. SCHWARTZ

                  ###-##-####
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     2                                                                   (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
             SEC USE ONLY
     3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS (See Instructions)
     4
                  NA
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5       TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OR ORGANIZATION
     6
                  United States
--------------------------------------------------------------------------------
                                             SOLE VOTING POWER
            Number of                  7
             Shares                                 865,000
          Beneficially           -----------------------------------------------
            Owned by                         SHARED VOTING POWER
              Each                     8
            Reporting                                   -0-
             Person              -----------------------------------------------
              With                               SOLE DISPOSITIVE POWER
                                       9
                                                    865,000
                                 -----------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                      10
                                                        -0-
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
                  865,000
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12       SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                  20.2%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (See Instructions)
    14
                  IN
================================================================================

                                Page 2 of 5 Pages

Item 1.  Security and Company.

                  This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of Rent-A-Wreck of America, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 11460 Cronridge Drive, Suite 118, Owings Mills, Maryland 21117.

Item 2.  Identity and Background.

                  This Statement is being filed by:


                  (a)      David S. Schwartz, an individual.

                  (b)      Office address:      12333 West Pico Boulevard
                                                Los Angeles, California  90064

                  (c) Mr. Schwartz is the Vice Chairman of the Board of the Issuer. He is also the President and sole shareholder of Bundy Rent-A-Wreck Inc., a California corporation which rents used cars, under a special license arrangement with the Issuer.

                  (d) During the last five years, Mr. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Schwartz has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Schwartz is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The transactions reported herein relate to the extinguishment of a right to convert debt to common stock and to sales in the open market; no funds were expended.

                  In 1990, Mr. Schwartz loaned the Issuer funds to repay a bank loan the Issuer had previously obtained. In December 1992, the Issuer entered into an agreement with Mr. Schwartz to convert a portion of the note payable to him by the Issuer to common stock at a conversion price of $.75 per share. The Issuer issued 133,333 shares to Mr. Schwartz in exchange for cancellation of $100,000 in debt. In addition, Mr. Schwartz had the option of converting the remaining portion of the Note into common stock at a conversion price of $.75 per share, which was to expire in December 1995. The maturity date of the Note was also extended to December 31, 1995.

                                Page 3 of 5 Pages

                  In April 1994, the Issuer repaid the note at face value and Mr. Schwartz' option to convert was extinguished. At the time the note was repaid, Mr. Schwartz had the option to convert a principal amount of $127,942 into 170,589 shares of the Issuer. The extinguishment of the option reduced the number of shares beneficially owned by Mr. Schwartz to 921,333, or 21.7% of the total outstanding shares of the Issuer at that time.

Item 4.  Purpose of Transaction.

                  The right to convert the principal amount of the note to common stock discussed in Item 3, was acquired for investment. The right to convert was also acquired in connection with making the loan to the Issuer and the extension of the maturity date.

                  The right to convert debt to common stock was extinguished upon the repayment of the Note by the Issuer; no shares were issued to Mr. Schwartz other than those described.

                  Mr. Schwartz may acquire additional shares of the Issuer's common stock, whether in the open market or privately negotiated transactions.

                  Except to the extent stated herein, Mr. Schwartz does not have any present plan or proposal that relates to or would result in any of the actions described in clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

                  (a) As of September 30, 1997, Mr. Schwartz beneficially owned 865,000 shares of common stock of the Issuer, or 20.2% of the outstanding shares of the Issuer.

                  (b) See Items 7 through 10 on the Cover Page of this Amendment No. 2 to Schedule 13D.

                  (c) In May and June 1994, Mr. Schwartz sold an aggregate of 42,633 shares in the open market for $0.75 per share, reducing the number of shares beneficially owned by him to 878,700, or 21.5% of the total outstanding shares of the Issuer at that time. The shares were sold for the purpose of portfolio diversification.

                           In June  1995,  Mr.  Schwartz  sold an  aggregate  of
13,700 shares in the open market for $0.98 per share, reducing the number of shares beneficially owned by Mr. Schwartz to 865,000, or 21.2% of the total outstanding shares of the Issuer at that time. The shares were sold for the purpose of portfolio diversification.

                  (d) Not applicable.

                  (e) Not applicable.

                                Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Mr. Schwartz has pledged his shares of Common Stock of Issuer (the "Pledged Stock") to an unrelated third party ("Lender") as security for a loan made by said Lender to Mr. Schwartz (the "Schwartz Agreement"). Richter Investment Co., Inc., another reporting person ("RIC") may, at its option, in the event of a default by Mr. Schwartz under the Schwartz Agreement, pay on Mr. Schwartz's behalf all sums then due and owing from Mr. Schwartz to Lender. Upon payment by RIC to Lender, RIC shall have a security interest in the Pledged Stock. Mr. Schwartz shall have sixty (60) days to repay RIC the amount paid by it plus interest. If Mr. Schwartz fails to repay RIC within such time, RIC shall be entitled to (i) retain such number of Pledged Shares evidencing the amount paid by it plus accrued interest or (ii) sell such number of Pledged Shares to third parties as required to repay RIC the amount plus accrued interest. The Pledged Stock constitutes approximately 19.6% of the Common Stock of Issuer outstanding (exclusive of any warrants, options or other agreements of any person to acquire Common Stock of the Issuer).

                  Except  as   described   above,   there   are  no   contracts,
arrangements, understandings or relationships between the reporting person and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

1.       Form of Letter between David S. Schwartz and Richter  Investment  Corp.
         (1)

2. Form of Letter between David S. Schwartz, Issuer and Richter Investment Corp. (1)

----------------------------

(1) Incorporated by reference to Exhibits to Schedule 13D filed by Richter Investment Corp. in August 1989.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  October 13, 1997


                                        /s/ David S. Schwartz
                                        ----------------------------------------
                                        David S. Schwartz

                                Page 5 of 5 Pages